

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2018

Mr. Daniel Ritchey
Chief Financial Officer
Sino Agro Food, Inc.
China Shine Plaza
Room 3801, Block A
Guangzhou 510610
China

> **Re: Sino Agro Food, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 0-54191**

Dear Mr. Ritchey:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure